December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (423) 490-8390

Charles B. Lebovitz
Chairman and Chief Executive Officer
CBL & Associates Properties Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

> **Re:** **CBL & Associates Properties Inc.**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 1-12494**

Dear Mr. Lebovitz:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel